Exhibit (a)(6)


                          [LETTERHEAD OF THE LIMITED]


                                             February 1, 1996

Dear Stockholder:

               The Limited, Inc. is offering to purchase up to 85,000,000 shares of its Common Stock at a price of $19.00 per share. This offer, which has been approved by your Board of Directors, is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully.

               We have retained D. F. King & Co., Inc. as our Information Agent to help you respond to this tender offer. Please contact D. F. King between the hours of 8:00 a.m. and 6:00 p.m., Eastern Standard Time, at their toll free number, 1-800-549-6864, if you have any questions. Their representatives will be pleased to answer your questions and can help you complete the correct documents.


                                       Very truly yours,


                                       THE LIMITED, INC.